SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For: March 27, 2008

                      BONSO ELECTRONICS INTERNATIONAL INC.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road
                         Tsimshatsui Kowloon, Hong Kong
               --------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F [X]                   Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes [ ]                         No [X]



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

                                TABLE OF CONTENTS
      REPORT FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007 ON FORM 6-K


                                                                            Page
                                                                            ----

Consolidated Financial Statements

Unaudited Consolidated Balance Sheets as of September 30, 2007 and           3
     March 31, 2007

Unaudited Consolidated Statements of Income and                              4
     Comprehensive Income for the Six-Month Periods
     Ended September 30, 2007 and 2006

Management Discussion and Analysis of Financial Conditions                   5
     and Results of Operations

Liquidity and Capital Resources                                              8

Stock Repurchase Program                                                     8

Section 404 Compliance                                                       9

Signature                                                                    9

Exhibits

99.1  Press Release Disclosing First Quarter Results dated March 27, 2008






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

                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET

                                (In U.S. Dollars)

                                                     September 30,     March 31,
                                                         2007            2007
                                                         ----            ----
                                                      (Unaudited)    (Unaudited)
Assets

Current assets
 Cash and cash equivalents                              9,923,622      8,118,018
 Trade receivables, net                                 9,826,842      6,739,567
 Inventories, net                                      14,666,759     14,997,788
 Tax recoverable                                          324,552          2,117
 Other receivables, deposits and prepayments            3,233,289      2,678,328
 Investment                                               700,000        700,000
 Total current assets                                  38,675,064     33,235,818
                                                       ----------     ----------

Deferred income tax assets - non current                   87,369         87,369
Goodwill                                                  842,821        842,821
Brand name  and other intangible assets net             2,295,531      2,313,434
Property, plant and equipment, net                     10,273,067     11,039,173
                                                       ----------     ----------
 Total assets                                          52,173,852     47,518,615

Liabilities and shareholders' equity

Current liabilities
Bank overdraft                                            461,708        459,710
 Notes payable                                          5,976,764      3,736,526
 Accounts payable                                       9,281,464      5,354,326
 Accrued charges and deposits                           1,898,699      2,357,132
 Short-term loans                                       3,998,962      3,576,366
 Income tax payble                                        754,673        814,374
 Current portion of long-term debt and
  capital lease obligations                               189,005         95,725
                                                       ----------     ----------

 Total current liabilities                             22,561,275     16,394,159
                                                       ----------     ----------
Long-term debt and capital lease
 obligations, net of current maturities                   280,070         59,258
                                                       ----------     ----------
Deferred income tax                                        13,901         13,901

Total Liabilities                                      22,855,246     16,467,318

Shareholders' equity

Preferred stock par value $0.01 per share
 - authorized shares - 10,000,000
 - issued and outstanding shares: September
   30, 2007 and March 31, 2007                               --             --
Common stock par value $0.003 per share
 - authorized shares - 23,333,334
 - issued and outstanding shares: September
   30, 2007 and March 31, 2007 - 5,577,639                 16,729         16,729
Capital reserve                                              --             --

Additional paid-in capital                             21,764,788     21,764,788
Treasury stock                                         -1,328,560     -1,328,560
                                                       ----------     ----------
Retained earnings                                       8,232,109      9,584,181
                                                       ----------     ----------
Accumulated other comprehensive income                    633,540      1,014,159
                                                       ----------     ----------
                                                       29,318,606     31,051,297
                                                       ----------     ----------

Total liabilities and shareholder's equity             52,173,852     47,518,615


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


                                     BONSO ELECTRONICS INTERNATIONAL INC.

                                        CONSOLIDATED INCOME STATEMENT

                                        (In Thousand of U.S. Dollars)

                                                               Three months ended           Six months ended
                                                                  September 30                September 30
                                                               2007          2006          2007          2006
                                                               ----          ----          ----          ----
                                                           (Unaudited)    (Unaudited)   (Unaudited)   (Unaudited)

Net sales                                                     19,505        20,710        35,607        36,831
Cost of sales                                                (18,159)      (17,023)      (31,184)      (29,866)

Gross margin                                                   1,346         3,687         4,423         6,965

Selling expenses                                                 578           729         1,176         1,256
Salaries and related costs                                     1,544         1,474         2,970         2,793
Research and development expenses                                161           125           266           236
Administration and general expenses                              744           716         1,598         1,464
Amortization of Brand Name                                        50            50           100           100

Income from operations                                        (1,731)          593        (1,687)        1,116
Interest Income                                                   44            75            75           123
Other income                                                     172            40           264            96
Interest Expenses                                               (170)         (154)         (304)         (271)
Foreign exchange gains \(Loss)                                    94           (71)          305          (101)
Impairment of Goodwill                                             0             0

Income/(loss) before income taxes and minority interest       (1,591)          483        (1,347)          963

Income tax expense                                                (2)            0            (3)          (22)

Net income/(loss) before minority interest                    (1,593)          483        (1,350)          941
Minority interests                                                                             0             0

Net income/(loss)                                             (1,593)          483        (1,350)          941
                                                          ==========    ==========    ==========    ==========

Earnings per share (in U.S.Dollars per share)
 Basic                                                       (0.2856)       0.0866      (0.24204)      0.16871
 Diluted                                                     (0.2821)       0.0812      (0.23907)      0.15827

Weighted average shares (Basic)                            5,577,639     5,577,639     5,577,639     5,577,639
Adjusted weighted average shares (diluted)                 5,646,810     5,945,411     5,646,810     5,945,411


                                                       4

Results of Operations

Six Month Period ended September 30, 2007 compared to the Six Month period ended September 30, 2006

     Net Sales. During the six-month period ended September 30, 2007, our sales decreased 3.3% from approximately $36,831,000 for the six-month period ended September 30, 2006, to approximately $35,607,000. The decreased sales were primarily the result of decrease of demand for our scales products offset by an increase in sales of our telecommunications products. Sales from our scales products decreased by approximately $4,483,000 from $27,127,000 for the six-month period ended September 30, 2006 to $22,644,000 for the six-month period ended September 30, 2007. Sales from our telecommunications products increased by approximately $3,259,000 from approximately $9,704,000 for the period ended September 30, 2006 to $12,963,000 for the period ended September 30, 2007.

     Cost of Sales. During the six-month period ended September 30, 2007, cost of sales increased to $31,184,000 from $29,866,000 during the six-month period ended September 30, 2006, an increase of $1,318,000 or 4.4%. The increase in cost of sales was primarily the result of increased cost of materials and labor.

     Gross Margin. As a result, gross margin as a percentage of revenue decreased to 12.4% during the six-month period ended September 30, 2007 as compared to 18.9% during the same period in the prior year.

     Selling Expenses. Selling expenses decreased by 6.4% from approximately $1,256,000 for the six-month period ended September 30, 2006 to approximately $1,176,000 for the six-month period ended September 30, 2007. The decrease was primarily the result of decreased in sales. Selling expenses decreased as a percentage of revenue to 3.3% during the six-month period ended September 30, 2007 as compared to 3.4% during the period in the prior year.

     Salaries And Related Costs. Salaries and related costs increased by 6.3% from approximately $2,793,000 for the six-month period ended September 30, 2006 to approximately $2,970,000 for the six-month period ended September 30, 2007. This increase was primary due to the increased in salaries to our employees at the factory.

     Research And Development. Research and development expenses increased 12.7% from approximately $236,000 for the six-month period ended September 30, 2006 to approximately $266,000 for the six-month period ended September 30, 2007. The increase was primarily due to increase salaries to our engineers at the factory, and increase in development costs for telecommunication products. Research and development as a percentage of revenue increased to 0.7% during the period ended September 30, 2007 as compared to 0.6% during the prior year.

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

     Administration And General Expenses. Administration and general expenses increased by 9.2% from approximately $1,464,000 for the six-month period ended September 30, 2006 to approximately $1,598,000 for the six-month period ended September 30, 2007. This increase was primarily the result of increased expenses in depreciation and legal and professional fees.

     Amortization Of Brand Names. We amortized approximately $100,000 relating to the brand names acquired upon the acquisitions of Korona and Gram Precision during the six-month period ending September 30, 2007 and September 30, 2006. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

     Loss From Operations. As a result of the above changes, loss from operations was approximately $1,687,000 for the six-month period ended September 30, 2007, compared to income from operations of approximately $1,116,000 for the six-month period ended September 30, 2006, a decrease of $2,803,000 or 251.2%.

     Interest Income. Interest income decreased by 39.0% from approximately $123,000 for the six-month period ended September 30, 2006 to approximately $75,000 for the six-month period ended September 30, 2007. This decrease was primarily the result of decreased cash balance in our interest bearing bank accounts.

     Other Income. Other income increased 175.0% from approximately $96,000 for the six-month period ended September 30, 2006 to approximately $264,000 for the six-month period ended September 30, 2007. The increase was primarily due to increase in the disposal of fixed assets.

     Interest Expenses. Interest expenses increased 12.2% from approximately $271,000 for the six-month period ended September 30, 2006 to approximately $304,000 for the six-month period ended September 30, 2007. The increase was primarily the result of increased interest incurred as a result of the use of the Company's banking facilities.

     Foreign Exchange Gains/(Loss). Foreign exchange gain increased from a loss of approximately $101,000 for the six-month period ended September 30, 2006 to a gain of approximately $305,000 for the six-month period ended September 30, 2007. The increased was primarily attributable to the increased strength of the Canadian Dollars and the Euro against the United States Dollars.

     Income Tax Expense. Income tax expense decreased 86.4% from approximately $22,000 for the six-month period ended September 30, 2006 to approximately $3,000 for the six-month period ended September 30, 2007. The decrease was primarily the result of reduced income in prior periods.

     Net Loss. As a result of the above changes, net income decreased from approximately $941,000 for the six-month period ended September 30, 2006 to a net loss of $1,350,000 for the six-month period ended September 30, 2007, a decrease of $2,291,000 or 243.5%.


Three Month Period ended September 30, 2007 compared to the Three Month period ended September 30, 2006

     Net Sales. During the three month period ended September 30, 2007, net sales were approximately $19,505,000 as compared to $20,710,000 during the three month period ended September 30, 2006, representing a decrease of approximately $1,205,000 (or 5.8%). The decrease was due to the decrease demand from our scales products offset by an increase in sales of our telecommunications products. Sales from our scales products decreased by approximately $2,260,000 from $15,468,000 for the three-month period ended September 30, 2006 to $13,208,000 for the three-month period ended September 30, 2007. Sales from our telecommunications products increased by approximately $1,055,000 from approximately $5,242,000 for the three-month period ended September 30, 2006 to $6,297,000 for the period ended September 30, 2007.

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

     Cost of Sales. During the three-month period ended September 30, 2007, cost of sales increased to approximately $18,159,000 from approximately $17,023,000 during the three-month period ended September 30, 2006, an increase of $1,136,000 or 6.7%. The increase in cost of sales was primarily the result of increased cost of materials and labor.

     Gross Margin. As a result, gross margin as a percentage of revenue declined to 6.9% during the three-month period ended September 30, 2007 as compared to 17.8% during the prior year.

     Selling Expenses. Selling expenses decreased by 20.7% from approximately $729,000 for the period ended September 30, 2006 to approximately $578,000 for the period ended September 30, 2007. This decrease is primarily attributable to the decreased sales as compared to the same period in the prior year. Selling expenses as a percentage of revenue decrease to 3.0% during the three month period ended September 30, 2007 as compared to 3.5% the same period in the prior year.

     Salaries And Related Costs. Salaries and related costs increased by 4.7% from approximately $1,474,000 for the three months ended September 30, 2006 to approximately $1,544,000 for the three months ended September 30, 2007. This increase was primary the result of the increased in salaries to our employees in the factory.

     Research And Development. Research and development expenses increased from approximately $125,000 for the three months ended September 30, 2006 to approximately 161,000 for the three months ended September 30, 2007. The increase in research and development expenses was primarily due to increase in salaries to our engineers in the factory, and increase in development costs to telecommunication products.

     Administration And General Expenses. Administration and general expenses increased by 3.9% from approximately $716,000 for the three months ended September 30, 2006 to approximately $744,000 for the three months ended September 30, 2007. This increase was primarily the result of increased expenses in depreciation and legal and professional fees.

     Amortization Of Brand Names. We amortized approximately $50,000 relating to the brand names acquired upon the acquisitions of Korona and Gram Precision during the three-month period ending September 30, 2007 and September 30, 2006. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

     Loss From Operations. As a result of the above changes, loss from operations was approximately $1,731,000 for the three months ended September 30, 2007, compared to income from operations of approximately $593,000 for the three months ended September 30, 2006, a decrease of approximately $2,324,000 or 391.9%.

     Interest Income. Interest income decreased by 41.3% to approximately $44,000 for the three months ended September 30, 2007, compared to approximately $75,000 in the three months ended September 30, 2006. This decrease was primarily the result of decreased interest earned on our decreased cash balances in our interest bearing bank accounts.

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

     Other Income. Other income increased 330.0% from approximately $40,000 for the three months ended September 2006 to approximately $172,000 for the three months ended September 30, 2007. The increase was primarily due to increase in the disposal of fixed assets.

     Interest Expenses. Interest expenses increased 10.4% from approximately $154,000 for the three months ended September 30, 2006 to approximately $170,000 for the three months ended September 30, 2007. The increase was primarily the result of increased interest incurred as a result of the increased use of the Company's banking facilities.

     Foreign Exchange Gain/(Loss). Foreign exchange gain increased from a loss of approximately $71,000 for the three months ended September 30, 2006 to a gain of approximately $94,000 for the three months ended September 30, 2007. The increased loss was primarily attributable to the increased strength of the Canadian Dollars and the Euro against the United States Dollars.

     Income Tax Expense. We incurred income tax expense of approximately $2,000 during the three-month period ended September 30, 2007 as compared to nil during the three-month period ended September 30, 2006. The income tax expense was the result of tax payable in Germany.

     Net Loss. As a result of the above changes, net income decreased from approximately $483,000 for the three month ended September 30, 2006 to a net loss of $1,593,000 for the three months ended September 30, 2007.

Liquidity and Capital Resources

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities and to fund increases in inventory.

     As of September 30, 2007 we had $9,923,622 in cash and cash equivalents as compared to $8,118,018 as of March 31, 2007. Working capital at June 30, 2007 was $16,113,789 compared to $16,841,659 at March 31, 2007.

     We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures in the foreseeable future.

Stock Repurchase Program

     On September 19, 2007, the Company's Board of Directors authorized a new program (the "New Share Repurchase Program") for the Company to repurchase up to $1,500,000 of its common stock. The New Share Repurchase Program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No shares were purchased under the New Share Repurchase Program in during the six months ended September 30, 2007 and the Company may, from time to time, repurchase shares of its Common Stock under this program. The Company had previously authorized a program for the Company to repurchase up to $1,500,000 of its common stock and under this plan, had purchased 260,717 shares valued at $1,328,560 were purchased under this program. This authorization to repurchase shares under the new plan increases the aggregate amount available for repurchase under the New Share Repurchase Program and the previous program to $1,671,440.

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

Section 404 Compliance

     On December 15, 2006, the Securities and Exchange Commission ("the SEC") advised that the SEC was extending further the dates that were published on September 29, 2005, to postpone the compliance date for filing internal control reports by companies not designated as accelerated filers. Under this revised compliance schedule, the Company will be required to include an internal control report of management with the annual report on Form 20-F beginning with the fiscal year ending March 31, 2008 (unless otherwise extended by the SEC). Further, the Company will not be required to file the auditor's attestation report on internal control over financial reporting until it files it annual report for the fiscal year ending March 31, 2009 (unless otherwise extended by the SEC).




                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BONSO ELECTRONICS INTERNATIONAL, INC.
                                           (Registrant)



Date:  March 27, 2008                      By: /s/ Henry F. Schlueter
                                             -----------------------------------
                                             Henry F. Schlueter, Assistant
                                             Secretary




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